

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2011

<u>Via E-Mail</u>
Mr. Gordon J. Muir
Chief Executive Officer
AlphaTrade.com
930 West First Street, Suite 116
North Vancouver, B.C. Canada V7P3N4

     RE: **AlphaTrade.com**
              Form 10-K/A for Fiscal Year Ended December 31, 2009
              Filed June 22, 2010
              Forms 10-Q for Fiscal Quarter Ended March 31, 2010
              Filed May 17, 2010
              Forms 10-Q for Fiscal Quarter Ended September 30, 2010
              Filed November 16, 2010
              File No. 000-25631

Dear Mr. Muir:

       We issued a comment letter to you on the above captioned filings on March 11, 2011. As of the date of this letter, this comment letter remains outstanding and unresolved. We expect you to contact us by May 5, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

       If you do not respond to the outstanding comments or contact us by May 5, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

       Please contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or, in his absence, the undersigned at (202) 551-3377 if you have any questions related to this letter.

                             Sincerely,

                             /s/ Andrew D. Mew

                             Andrew D. Mew

Accounting Branch Chief